Exhibit 21.1

Subsidiaries of GigOptix, Inc. Following the Merger

Subsidiary	State of Incorporation or Organization
GigOptix LLC	Idaho
GigOptix-Helix Ltd.	Zurich, Switzerland
Lumera Corporation	Delaware
Plexera Bioscience LLC	Delaware